SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
---------------------------------------
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Urban Improvement Fund Limited 1974, LP
(Name of Issuer)

Units of limited partnership interest
(Title of Class of Securities)

N/A
(CUSIP Number)

John M. Orehek SP Millennium L.L.C. 1201 Third Avenue, Suite 5400 Seattle, Washington 98101 206-628-8031
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2007
(Date of event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

Schedule 13D	Page 2 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Millennium, L.L.C., EIN: 91-2016296
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,686 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,686 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,686 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 32.35%
14. Type of Reporting Person (See Instructions) OO

Schedule 13D	Page 3 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Special L.L.C., EIN: 91-2016532
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,686 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,686 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,686 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 32.35%
14. Type of Reporting Person (See Instructions) OO

Schedule 13D	Page 4 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Real Estate L.L.C., EIN: 91-2163492
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,686 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,686 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,686 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 32.35%
14. Type of Reporting Person (See Instructions) OO

Schedule 13D	Page 5 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Investments II L.L.C., EIN: 91-2016532
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,686 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,686 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,686 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 32.35%
14. Type of Reporting Person (See Instructions) OO

Schedule 13D	Page 6 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Orehek
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,686 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,686 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,686 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 32.35%
14. Type of Reporting Person (See Instructions) IN

Schedule 13D	Page 7 of 12 Pages
CUSIP No.  N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Pfleger
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Washington, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,065 units of limited partnership interest
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,065 units of limited partnership interest
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,065 units of limited partnership interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 35.68%
14. Type of Reporting Person (See Instructions) IN

Schedule 13D	Page 8 of 12 Pages

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends the Schedule 13D filed May 10, 2004, as previously amended. Unless indicated otherwise, all items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D, as amended.

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the units of limited partnership interest (“Units”) of Urban Improvement Fund Limited 1974, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 1201 Third Avenue, Suite 5400 Seattle, Washington 98101.

Item 2.  Identity and Background

(a)  This statement is being jointly filed pursuant to Rule 13d-1(k) under the Exchange Act by the following persons (collectively, the “Reporting Persons”):

SP Millennium L.L.C. (“SP Millennium”)
SP Special L.L.C. (“SP Special”)
SP Real Estate L.L.C. (“SP Real Estate”)
SP Investments II L.L.C. (“SP Investments”)
John M. Orehek
Paul H. Pfleger

(b)  The business address for the Reporting Persons is 1201 Third Avenue, Suite 5400, Seattle, Washington 98101.

(c)  SP Millennium’s business involves purchasing limited partnership interests, making offers for limited partnership interests in limited partnerships, and purchasing real estate oriented debts.  SP Millennium is currently owned 100% by SP Special, which also serves as the managing member of SP Millennium.  SP Special is wholly owned by SP Real Estate, which is a wholly owned subsidiary of SP Investments.  SP Investments is owned 80% by Paul H. Pfleger and 20% by John M. Orehek.  SP Special, SP Real Estate and SP Investments are all engaged in the business of holding and investing in multi-family residential real estate.  The names, positions and business addresses of the managers, directors and executive officers of SP Millennium, SP Special, SP Real Estate and SP Investments, as well as a biographical summary of the present principal occupation or employment of such persons are set forth below.

Paul H. Pfleger:  Mr. Pfleger is 80% owner of SP Investments and President, director and 100% owner of Interfinancial Real Estate Management Company, the general partner of the Issuer (the “General Partner”).  Mr. Pfleger also is Chairman of the Board of Security Properties Inc., (formerly Security Pacific, Inc.), an affiliate of the Reporting Persons.  The principal business of Security Properties Inc. is the administration of previously syndicated, subsidized multi-family residential real estate.

John M. Orehek:  Mr. Orehek is 20% owner of SP Investments, and Senior Vice President and director of the General Partner.  Mr. Orehek is also currently the Chief Executive Officer and President of Security Properties Inc., and the manager of SP Investments.

Robert M. Krokower.  Mr. Krokower serves as Treasurer for SP Investments and is the Secretary and Treasurer for SP Millennium.  Mr. Krokower is also currently the Chief Financial Officer of Security Properties Inc.

Dorothy M. Denton.  Ms. Denton serves as Vice President for both SP Investments and SP Millennium.  Ms. Denton is also currently a director of Security Properties Inc.

(d) – (f)  Each director and executive officer listed above is a citizen of the United States of America.  SP Millennium, SP Special, SP Real Estate and SP Investments are all Washington limited liability companies.  None of the persons listed above or the Reporting Persons have been convicted in a criminal proceeding during the past five years, nor have they been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Schedule 13D	Page 9 of 12 Pages

Item 3.  Source and Amount of Funds or Other Consideration

SP Millennium is in the business of acquiring direct and indirect interests in apartment properties.  As part of its business, SP Millennium and/or the other Reporting Persons have acquired Units through open market purchases, privately negotiated transactions, tender or exchange offers or a combination of the foregoing on such terms and at such prices as the Reporting Persons may determine.

The following table shows the date of purchase and the amount paid for the 1,571.5 Units purchased by the Reporting Persons since May 1, 2004. All of these purchases, except for the purchases on July 31, 2005, were made by SP Millennium. The purchases on July 31, 2005 were made by SP Urban Fund LLC, a former affiliate of the Reporting persons that merged with and into SP Millennium on February 15, 2007. SP Millennium and SP Urban Fund LLC used general working capital to make these purchases.

Date	Units Purchased	Purchase Price
6/30/2004	10	$650.00
7/31/2004	35	650.00
9/30/2004	15	650.00
10/31/2004	5	650.00
1/31/2005	15	650.00
2/28/2005	50	650.00
5/31/2005	25	650.00
6/30/2005	10	650.00
7/31/2005	975	637.95
8/31/2005	10	675.00
9/30/2005	85	675.00
11/30/2005	5	638.00
11/30/2005	14	675.00
11/30/2005	60	750.00
12/31/2005	20	675.00
1/31/2006	35	675.00
4/30/2006	25	675.00
4/30/2006	35	700.00
5/31/2006	80	700.00
7/31/2006	10	675.00
8/31/2006	15	675.00
4/30/2007	2.5	675.00
6/30/2007[1]	35	675.00

See Item 4 below for information regarding the source and amount of funds to be used in connection with the Merger (as defined below).

Item 4.  Purpose of Transaction

SP Millennium is in the business of acquiring direct and indirect interests in apartment properties.  As part of its business, SP Millennium and/or the other Reporting Persons have acquired Units through open market purchases, privately negotiated transactions, a tender or exchange offer or other transaction or combination of the foregoing on such terms and at such prices as the Reporting Persons may determine. The Reporting Persons also reserve the right to dispose of Units that they have acquired or may acquire.

1  These units were purchased from three separate limited partners. SP Millennium has agreed with each of these limited partners that, if the Merger (as defined in Item 4 below) closes by December 31, 2007, SP Millennium will pay these limited partners, upon closing of the Merger, the difference between the merger consideration of $1,050 per Unit, and the $675 already paid.

Schedule 13D	Page 10 of 12 Pages

In August 2006, the domicile of the Issuer was changed from the State of California to the State of Delaware and the limited partnership agreement of the Issuer was amended to give the General Partner greater latitude to make investments on behalf of the Issuer and use the assets of the Issuer in pursuit of increased cash flow and capital appreciation.

Except as set forth in the preceding paragraph and in Item 3 above, from May 1, 2004, the date that the Reporting Persons filed their original Schedule 13D with respect to the Units, until late in calendar year 2006, the Reporting Persons did not have any plan or proposal that related to or would have resulted in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In late 2006, the General Partner of the Issuer began exploring with its affiliate, SP Millennium, and with Equity Resource Investments, LLC (“ERI”) the possibility of a recapitalization merger (the “Merger”) to provide unaffiliated limited partners with liquidity for their Units.  During the fall and winter of 2006, the General Partner, SP Millennium and ERI held several telephone conferences to discuss the continuing interest of limited partners to liquidate and the feasibility of a recapitalization merger where the General Partner, SP Millennium and certain limited partnerships for which ERI provides administrative services (the “ER Limited Partners”) would continue as limited partners of the Issuer.  In May 2007, the General Partner, SP Millennium and the ER Limited Partners determined to go forward with the Merger.

The Merger will be between the Issuer and a newly created limited partnership, UIF 1974, LP, a Delaware limited partnership (“Merger Sub”). Under the terms of the Merger and pursuant to a merger agreement to be entered into (the “Merger Agreement”), the outstanding Units held by Limited Partners, other than Units held by the General Partner, SP Millennium and those of the ER Limited Partners that currently hold Units, will be converted into the right to receive a cash payment of $1,050 per Unit (the “Merger Consideration”).  The Units of the General Partner, SP Millennium and those of the ER Limited Partners that currently hold Units will not be converted into cash and will remain outstanding, SP Millennium and three of the ER Limited Partners who do not currently hold Units will provide the funds necessary to consummate the Merger. In consideration thereof, SP Millennium will receive 3,425 additional Units and the three ER Limited Partners will receive in the aggregate 1,844.5 Units. Accordingly, if the Merger is consummated, the General Partner, SP Millennium and the ER Limited Partners will be the sole owners of the Issuer.  As a result of the Merger, the Issuer will have fewer than 300 limited partners and therefore will be eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

During 2007, SP Millennium Fixed Income 2007-A LLC (the “Lender”), an affiliate of SP Millennium, has raised capital in a private offering. The Lender will make a three year interest-only (11% per annum) term loan to SP Millennium from the proceeds of the private offering in an amount sufficient to pay 65% of the total Merger Consideration and related costs and fees, which total is estimated at $4,000,000. Interest on the loan will be payable monthly and the principal balance will be paid at the end of three years from the closing date of the loan.  The loan will be secured by a pledge of limited partnership units held by SP Millennium in three Delaware limited partnerships exclusive of the Issuer.  Alternatively, the SP Millennium may utilize its cash on hand or draw upon its affiliate’s line of credit of up to $25 million at the prime interest rate in effect.  This line of credit is provided by Sterling Saving Bank and no plan or arrangements have been made at this time to repay such a loan in the event it is utilized by SP Millennium to complete the Merger.

On July 20, 2007, the Issuer filed with the Securities and Exchange Commission (the “Commission”) a Consent Solicitation and Information Statement on Schedule 14A (the “Statement”). On September 20, 2007, the Issuer filed with the Commission Amendment No. 1 to the Statement. The Issuer is filing with the Commission an Amendment No. 2 to the Statement concurrently with the filing by the Reporting Persons of this Amendment No. 2 to Schedule 13D. The Issuer intends to furnish the Statement in final form to the limited partners of the Issuer to seek their consent to the Merger.

Schedule 13D	Page 11 of 12 Pages

Item 5.  Interest in Securities of the Issuer

(a)  As of the date hereof, the Reporting Persons, with the exception of Mr. Pfleger, beneficially own 3,686 Units, representing 32.35% of the Units presently outstanding.  Mr. Pfleger is also the sole owner of the General Partner of the Issuer, which holds an additional 379 Units.  Therefore, Mr. Pfleger beneficially owns 4,065 Units, or 35.68%, of the Units presently outstanding.

5(b)  The Reporting Persons, with the exception of Mr. Pfleger, share the power to vote or to direct the vote, and share power to dispose or to direct the disposition of the 3,686 Units held by SP Millennium.  Mr. Pfleger has voting and dispositive power over an additional 379 Units held by the General Partner. Therefore, Mr. Pfleger shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of, 4,065 Units.

5(c)  There have been no transactions in the Units effected by the Reporting Persons during the past 60 days, other than the proposed Merger transaction as described in Item 4 above.

5(d)  None.

5(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For a description of the proposed Merger, see Item 4 above. As described in the Statement, SP Millennium and the ER Limited Partners that currently hold Units intend to vote their Units in favor of the Merger. The form of Merger Agreement has been filed as Exhibit B to the Statement, and is incorporated herein by reference.

Except as described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit A –
Joint Filing Agreement dated September 20, 2007 by and among the Reporting Persons (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on September 20, 2007)

Exhibit B –
Amendment No. 2 to Consent Solicitation and Information Statement of Urban Improvement Fund Limited 1974, LP (incorporated by reference to the Schedule 14A /A filed with the Commission on November 1, 2007 (the “Amended Statement”))

Exhibit C –	Form of Merger Agreement filed with the Commission as Exhibit B to the Amended Statement

Schedule 13D	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2007	SP MILLENNIUM L.L.C.

By: SP Special L.L.C., Manager
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP SPECIAL L.L.C.
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP REAL ESTATE L.L.C.
By: SP Investments II L.L.C., its sole member

By:	/s/ John M. Orehek
John M. Orehek, Manager

SP INVESTMENTS II L.L.C.

By:	/s/ John M. Orehek
John M. Orehek, Manager

/s/ Paul H. Pfleger
Paul H. Pfleger

/s/ John M. Orehek
John M. Orehek